EXHIBIT 99.1

Colliers International Reports Second Quarter Results

Investment Management, Outsourcing & Advisory demonstrate resilience, diversification

Operating highlights:

	Three months ended		Six months ended
	June 30		June 30
(in millions of US$, except EPS)	2020	2019	2020	2019

Revenues	$550.2	$745.5	$1,180.8	$1,380.6
Adjusted EBITDA (note 1)	60.0	87.3	114.4	130.9
Adjusted EPS (note 2)	0.70	1.10	1.25	1.61

GAAP operating earnings	14.5	57.2	33.1	70.6
GAAP EPS	(0.26)	0.60	(0.14)	0.63

TORONTO, Aug. 06, 2020 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) today announced operating and financial results for the quarter ended June 30, 2020, which were significantly impacted by the global COVID-19 pandemic. All amounts are in US dollars.

For the second quarter ended June 30, 2020, revenues were $550.2 million, down 26% (25% in local currency) relative to the same quarter in the prior year, adjusted EBITDA (note 1) was $60.0 million, down 31% (30% in local currency) and adjusted EPS (note 2) was $0.70, down 36% versus the prior year period. Second quarter adjusted EPS would have been approximately $0.02 higher excluding foreign exchange impacts. GAAP operating earnings were $14.5 million, relative to $57.2 million in the prior year quarter. GAAP EPS was a loss of $0.26 per share, relative to $0.60 per share in the prior year quarter. Second quarter GAAP EPS would have been approximately $0.02 higher excluding changes in foreign exchange rates.

For the six months ended June 30, 2020, revenues were $1.18 billion, down 14% (13% in local currency) relative to the same period in the prior year, adjusted EBITDA (note 1) was $114.4 million, down 13% (11% in local currency) and adjusted EPS (note 2) was $1.25, down 22% versus the prior year period. Year-to-date adjusted EPS would have been approximately $0.04 higher excluding foreign exchange impacts. GAAP operating earnings were $33.1 million, relative to $70.6 million in the prior year period. GAAP EPS for the six month period was a loss of $0.14 per share, relative to $0.63 per share in the prior year period. Second quarter GAAP EPS would have been approximately $0.04 higher excluding changes in foreign exchange rates.

“Colliers reported better than expected results across all segments and regions during the second quarter despite the unprecedented impact of COVID-19, especially in Leasing and Capital Markets. Fortunately, the majority of our earnings now come from Investment Management and Outsourcing & Advisory – high value-add professional services that are recurring and contractual – providing us with more resilience and service line diversification than ever,” said Jay S. Hennick, Global Chairman and CEO of Colliers International. “Pandemic uncertainty in Leasing and Capital Markets continue to impact our results, though we expect gradual improvement for the balance of the year. During the quarter, we completed a $230 million offering of convertible notes to fortify our balance sheet and completed the acquisitions of Dougherty, a US commercial real estate debt finance, loan servicing and securities platform (now rebranded as Colliers Mortgage) and Maser Consulting, a leading US engineering design and service firm focused on real estate assets and related infrastructure. With a highly diversified and balanced global business, strong balance sheet, entrepreneurial culture, and significant insider ownership, we are confident that Colliers will emerge from this crisis stronger than ever,” he concluded.

About Colliers International Group Inc.
Colliers International (NASDAQ, TSX: CIGI) is a leading real estate professional services and investment management company. With operations in 68 countries, our more than 15,000 enterprising professionals work collaboratively to provide expert advice to maximize the value of property for real estate occupiers, owners and investors. For more than 25 years, our experienced leadership, owning approximately 40% of our equity, has delivered compound annual investment returns of almost 20% for shareholders. In 2019, corporate revenues were more than $3.0 billion ($3.5 billion including affiliates), with $33 billion of assets under management in our investment management segment.

Learn more about how we accelerate success at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Consolidated Revenues by Line of Service
With the closing of Colliers Mortgage acquisition, Colliers has renamed its Sales Brokerage service line to Capital Markets, which now includes sales brokerage, mortgage origination and mortgage investment banking revenues. In addition, the Company added mortgage loan servicing under its Outsourcing & Advisory revenues.

	Three months ended				Six months ended
(in thousands of US$)	June 30		Change	Change	June 30		Change	Change
(LC = local currency)	2020	2019	in US$ %	in LC%	2020	2019	in US$ %	in LC%

Outsourcing & Advisory	$257,044	$281,638	-9%	-6%	$534,334	$540,022	-1%	1%
Investment Management	41,389	46,902	-12%	-12%	87,214	89,992	-3%	-3%
Leasing	136,768	253,374	-46%	-45%	301,278	435,158	-31%	-30%
Capital Markets	115,005	163,603	-30%	-28%	258,008	315,468	-18%	-17%
Total revenues	$550,206	$745,517	-26%	-25%	$1,180,834	$1,380,640	-14%	-13%

Consolidated revenues for the second quarter declined 25% on a local currency basis, driven primarily by expected declines in transactional Leasing and Capital Markets activity due to the COVID-19 pandemic. Consolidated internal revenues measured in local currencies were down 26% (note 3).

For the six months ended June 30, 2020, consolidated revenues declined 13% on a local currency basis, with the impact of the pandemic beginning in March 2020. Consolidated internal revenues measured in local currencies were down 15% (note 3).

Segmented Quarterly Results
Revenues in the Americas region totalled $308.9 million for the second quarter compared to $421.4 million in the prior year quarter, down 27% (26% in local currency) on reduced Leasing and Capital Markets activity across the region. Outsourcing & Advisory revenues were flat in the quarter. Adjusted EBITDA was $24.4 million, versus $36.2 million in the prior year quarter. GAAP operating earnings were $3.4 million, relative to $25.6 million in the prior year quarter.

Revenues in the EMEA region totalled $99.6 million for the second quarter compared to $151.6 million in the prior year quarter, down 34% (32% in local currency) on lower activity in each service line, including Outsourcing & Advisory which was impacted by delays in executing on-site turnkey project management assignments due to the pandemic. Adjusted EBITDA was $6.3 million, versus $19.0 million in the prior year. GAAP operating earnings were a loss of $3.3 million as compared to $10.8 million in the second quarter of 2019.

Revenues in the Asia Pacific region totalled $100.1 million for the second quarter compared to $125.1 million in the prior year quarter, down 20% (16% in local currency) on lower Leasing and Capital Markets activity. Outsourcing & Advisory revenues were up slightly in the quarter, including incremental revenues from the recent Synergy acquisition, now rebranded as Colliers Project Leaders. Adjusted EBITDA was $12.3 million, down from $14.2 million. GAAP operating earnings were $5.1 million, down from $12.5 million in the prior year quarter.

Investment Management revenues for the second quarter were $41.4 million compared to $46.9 million in the prior year quarter, down 12% (12% in local currency). The second quarter revenue decline was primarily attributable to a $4.3 million reduction in pass-through revenue from legacy carried interest versus the prior year quarter. Adjusted EBITDA was $17.4 million relative to $19.2 million in the prior year quarter, attributable to the timing of certain European transaction fees, which were elevated in the prior year quarter. GAAP operating earnings were $10.6 million in the quarter, versus $12.2 million in the prior year quarter. Assets under management were $35.7 billion at June 30, 2020, up 2% from $35.1 billion at March 31, 2020 and up 18% from $30.3 billion at June 30, 2019.

Unallocated global corporate costs as reported in Adjusted EBITDA were $0.3 million in the second quarter, relative to $1.3 million in the prior year quarter, and were favourably impacted by lower insurance costs and lower variable expenses. The corporate GAAP operating loss for the quarter was $1.4 million, relative to $4.1 million in the second quarter of 2019.

Impact of COVID-19 Pandemic
The full impact of the pandemic continues to remain uncertain. The Company is updating the working assumption previously provided to reflect: (i) better than anticipated results for the second quarter across all service lines and regions; and (ii) the recently completed acquisitions of Colliers Mortgage and Maser Consulting. The updated working assumption for the full year 2020 (relative to 2019), is as follows:

	Previous	Updated	Add acquisitions	Updated with acquisitions
Revenue	-15% to -25%	-15% to -25%	+5%	-10% to -20%
Adjusted EBITDA	-25% to -35%	-20% to -30%	+5%	-15% to -25%

This working assumption is based on the best available information and is subject to change based on numerous macroeconomic, health, social, political and related factors.

Transactional Leasing and Capital Markets revenues are expected to remain below 2019 levels, although the scale of decline should moderate in the third and fourth quarters. Investment Management and Outsourcing & Advisory are expected to remain relatively stable for the balance of the year with some variability depending on market conditions.

The Company has taken significant steps to adjust costs to expected revenues across all service lines, including reductions to support, administrative and leadership and related costs. Expenses incurred in connection with these reductions are recorded as restructuring costs (note 1) and were substantially all severance related. The Company may take further cost reduction measures in future quarters.

The Company received wage subsidies totalling $10.2 million during the second quarter ended June 30, 2020 from governments in several countries. These subsidies were recorded in earnings as a modest offset to employment costs in cost of revenues. The Company may receive further government wage subsidies in future quarters.

Convertible Notes Offering and Liquidity
On May 19, 2020, the Company completed an offering of $230 million of 4% Convertible Senior Subordinated Notes due 2025 (the “Convertible Notes”) for $223.8 million in net proceeds. The Convertible Notes are unsecured and subordinated to all of the Company’s existing and future senior and/or secured indebtedness, and are treated as equity for financial leverage ratios under the Company’s existing debt agreements. The Convertible Notes are convertible into 3.97 million subordinate voting shares or, if not converted, may be settled at maturity with subordinate voting shares or in cash, at the option of Colliers.

As of June 30, 2020, the Company’s financial leverage ratio expressed in terms of net debt to pro forma Adjusted EBITDA was 1.5x (down from 1.7x from the same quarter in 2019), relative to a maximum of 3.5x permitted under its debt agreements. As of the same date, the Company had $608 million of unused credit under its committed revolving credit facility maturing in April 2024.

Acquisitions
The Company completed the acquisition of a controlling interest in Colliers Mortgage on May 29, 2020 and Maser Consulting after the end of the second quarter, on July 13, 2020. These acquisitions are expected to generate significant incremental recurring revenue streams. The combined purchase price approximated the proceeds from the Convertible Notes offering, and the earnings from these acquisitions are expected to more than offset dilution from the Convertible Notes.

Conference Call
Colliers will be holding a conference call on Thursday, August 6, 2020 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average capitalization rates across different property types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize producers; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's annual consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income) other than equity earnings from non-consolidated investments; (iii) interest expense; (iv) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (v) gains attributable to MSRs; (vi) acquisition-related items (including transaction costs, contingent acquisition consideration fair value adjustments and contingent acquisition consideration-related compensation expense); (vii) restructuring costs and (viii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2020	2019	2020	2019

Net earnings	$6,483	$35,575	$12,942	$41,039
Income tax	2,127	13,187	7,326	14,402
Other income, net	(266)	179	(970)	(322)
Interest expense, net	6,179	8,257	13,763	15,476
Operating earnings	14,523	57,198	33,061	70,595
Depreciation and amortization	25,940	23,778	50,830	46,447
Gains attributable to MSRs	(509)	-	(509)	-
Equity earnings from non-consolidated investments	414	-	969	-
Acquisition-related items	3,784	5,263	6,534	9,898
Restructuring costs	13,839	275	19,307	314
Stock-based compensation expense	1,971	809	4,224	3,640
Adjusted EBITDA	$59,962	$87,323	$114,416	$130,894

2. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and adjusted EPS:

Adjusted EPS is defined as diluted net earnings per share as calculated under the If-Converted method, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iii) gains attributable to MSRs; (iv) acquisition-related items; (v) restructuring costs and (vi) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2020	2019	2020	2019

Net earnings	$6,483	$35,575	$12,942	$41,039
Non-controlling interest share of earnings	(4,265)	(6,586)	(7,642)	(7,831)
Interest on Convertible Notes	1,059	-	1,059	-
Amortization of intangible assets	17,089	15,238	33,101	29,958
Gains attributable to MSRs	(509)	-	(509)	-
Acquisition-related items	3,784	5,263	6,534	9,898
Restructuring costs	13,839	275	19,307	314
Stock-based compensation expense	1,971	809	4,224	3,640
Income tax on adjustments	(7,442)	(4,212)	(13,247)	(8,216)
Non-controlling interest on adjustments	(2,447)	(2,346)	(4,597)	(4,592)
Adjusted net earnings	$29,562	$44,016	$51,172	$64,210

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2020	2019	2020	2019

Diluted net (loss) earnings per common share	$(0.25)	$0.60	$(0.14)	$0.63
Interest on Convertible Notes, net of tax	0.02	-	0.02	-
Non-controlling interest redemption increment	0.30	0.13	0.27	0.20
Amortization expense, net of tax	0.25	0.23	0.49	0.46
Gains attributable to MSRs, net of tax	(0.01)	-	(0.01)	-
Acquisition-related items	0.10	0.12	0.17	0.22
Restructuring costs, net of tax	0.24	-	0.35	0.01
Stock-based compensation expense, net of tax	0.05	0.02	0.10	0.09
Adjusted EPS	$0.70	$1.10	$1.25	$1.61

Diluted weighted average shares for Adjusted EPS (thousands)	41,901	39,954	41,021	39,887

Adjusted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, if adjusted net earnings is in a positive position, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes is added to the denominator of the earnings per share calculation. If adjusted net earnings is in a loss position, then the “if-converted” method is not used as the impact on earnings per share cannot be anti-dilutive.

3. Local currency revenue growth rate and internal revenue growth rate measures

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

4. Assets under management

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development properties of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

COLLIERS INTERNATIONAL GROUP INC.
Condensed Consolidated Statements of Earnings
(in thousands of US$, except per share amounts)
	Three months		Six months
	ended June 30		ended June 30
(unaudited)	2020	2019	2020	2019

Revenues	$550,206	$745,517	$1,180,834	$1,380,640

Cost of revenues	355,347	484,220	771,705	905,570
Selling, general and administrative expenses	150,612	175,058	318,704	348,130
Depreciation	8,851	8,540	17,729	16,489
Amortization of intangible assets	17,089	15,238	33,101	29,958
Acquisition-related items (1)	3,784	5,263	6,534	9,898
Operating earnings	14,523	57,198	33,061	70,595
Interest expense, net	6,179	8,257	13,763	15,476
Other income	(266)	179	(970)	(322)
Earnings before income tax	8,610	48,762	20,268	55,441
Income tax	2,127	13,187	7,326	14,402
Net earnings	6,483	35,575	12,942	41,039
Non-controlling interest share of earnings	4,265	6,586	7,642	7,831
Non-controlling interest redemption increment	12,530	5,205	11,025	7,962
Net earnings (loss) attributable to Company	$(10,312)	$23,784	$(5,725)	$25,246

Net earnings (loss) per common share
Basic	$(0.26)	$0.60	$(0.14)	$0.64
Diluted	$(0.26)	$0.60	$(0.14)	$0.63

Adjusted EPS (2)	$0.70	$1.10	$1.25	$1.61

Weighted average common shares (thousands)
Basic	39,930	39,532	39,902	39,416
Diluted	39,930	39,954	39,902	39,887

Notes to Condensed Consolidated Statements of Earnings
(1) Acquisition-related items include transaction costs, contingent acquisition consideration fair value adjustments and contingent acquisition consideration-related compensation expense.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US$)

(unaudited)	June 30, 2020	December 31, 2019	June 30, 2019

Assets
Cash and cash equivalents	$147,169	$114,993	$102,092
Restricted cash	19,069	-	-
Accounts receivable and contract assets	341,778	436,717	359,850
Warehouse receivables (1)	30,586	-	-
Prepaids and other assets	177,674	155,606	141,948
Real estate assets held for sale	-	10,741	-
Current assets	716,276	718,057	603,890
Other non-current assets	87,980	92,350	88,504
Fixed assets	107,207	107,197	102,264
Operating lease right-of-use assets	260,613	263,639	274,857
Deferred income tax	50,308	37,420	38,954
Goodwill and intangible assets	1,572,605	1,426,675	1,383,778
Real estate assets held for sale	-	247,376	-
Total assets	$2,794,989	$2,892,714	$2,492,247

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$568,933	$757,284	$548,022
Other current liabilities	50,947	56,702	65,890
Long-term debt - current	7,397	4,223	2,356
Warehouse lines of credit	24,586	-	-
Operating lease liabilities - current	68,417	69,866	70,953
Liabilities related to real estate assets held for sale	-	36,191	-
Current liabilities	720,280	924,266	687,221
Long-term debt - non-current	619,809	607,181	690,048
Operating lease liabilities - non-current	230,366	229,224	238,602
Other liabilities	102,676	99,873	85,608
Deferred income tax	24,329	28,018	23,525
Convertible notes	223,462	-	-
Liabilities related to real estate assets held for sale	-	127,703	-
Redeemable non-controlling interests	375,057	359,150	338,405
Shareholders' equity	499,010	517,299	428,838
Total liabilities and equity	$2,794,989	$2,892,714	$2,492,247

Supplemental balance sheet information
Total debt (2)	$627,206	$611,404	$692,404
Total debt, net of cash (2)	480,037	496,411	590,312
Net debt / pro forma adjusted EBITDA ratio (3)	1.5	1.4	1.7

Note to Condensed Consolidated Balance Sheets

(1) Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse lines of credit which fund loans that US Government Sponsored Enterprises have committed to purchase.
(2) Excluding warehouse lines of credit and convertible notes.
(3) Net debt for financial leverage ratio excludes warehouse lines of credit and convertible notes, in accordance with debt agreements.

Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended		Six months ended
	June 30		June 30
(unaudited)	2020	2019	2020	2019

Cash provided by (used in)

Operating activities
Net earnings	$6,483	$35,575	$12,942	$41,039
Items not affecting cash:
Depreciation and amortization	25,940	23,778	50,830	46,447
(Gains) losses on mortgage servicing rights and derivatives	(509)	-	(509)	-
Proceeds from sale of mortgage loans	89,979	-	89,979	-
Origination of mortgage loans	(87,099)	-	(87,099)	-
Deferred income tax	(6,839)	(3,025)	(13,997)	(7,044)
Other	11,163	15,714	24,603	30,641
	39,118	72,042	76,749	111,083

Net change from assets/liabilities
Accounts receivable and contract assets	16,992	(26,338)	75,470	22,068
Warehouse receivables	697	-	697	-
Prepaids and other assets	(3,481)	(2,117)	(2,122)	(10,375)
Payables and accruals	(21,542)	(26,222)	(210,802)	(207,794)
Other	(2,071)	11,306	(4,976)	7,607
Contingent acquisition consideration paid	(1,354)	(5,101)	(15,684)	(5,213)
Sale proceeds from AR Facility, net of repurchases	(1,276)	119,425	(12,285)	119,425
Net cash provided by (used in) operating activities	27,083	142,995	(92,953)	36,801

Investing activities
Acquisition of businesses, net of cash acquired	(133,840)	(10,433)	(136,941)	(23,677)
Purchases of fixed assets	(10,290)	(13,685)	(19,029)	(24,064)
Proceeds from sale of held for sale real estate assets	94,222	-	94,222	-
Cash collections on AR facility deferred purchase price	15,069	7,337	26,459	7,337
Other investing activities	(1,104)	(6,403)	804	(15,602)
Net cash used in investing activities	(35,943)	(23,184)	(34,485)	(56,006)

Financing activities
(Decrease) increase in long-term debt, net	(118,002)	(113,470)	25,144	21,424
Issuance of convertible notes	230,000	-	230,000	-
Purchases of non-controlling interests, net of sales	(19,719)	(4,061)	(24,395)	(6,765)
Dividends paid to common shareholders	-	-	(1,992)	(1,961)
Distributions paid to non-controlling interests	(14,293)	(13,363)	(21,986)	(19,557)
Other financing activities	(5,165)	(2,545)	(13,638)	2,399
Net cash provided by (used in) financing activities	72,821	(133,439)	193,133	(4,460)

Effect of exchange rate changes on cash	(813)	(1,627)	(14,450)	(1,275)

Increase (Decrease) in cash and cash
equivalents and restricted cash	63,148	(15,255)	51,245	(24,940)

Cash and cash equivalents and
restricted cash, beginning of period	103,090	117,347	114,993	127,032

Cash and cash equivalents and
restricted cash, end of period	$166,238	$102,092	$166,238	$102,092

Segmented Results
(in thousands of US dollars)

			Asia	Investment
(unaudited)	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended June 30

2020
Revenues	$308,885	$99,614	$100,105	$41,389	$213	$550,206
Adjusted EBITDA	24,376	6,323	12,255	17,350	(342)	59,962
Operating earnings (loss)	3,415	(3,267)	5,091	10,648	(1,364)	14,523

2019
Revenues	$421,385	$151,595	$125,099	$46,902	$536	$745,517
Adjusted EBITDA	36,155	19,042	14,200	19,234	(1,308)	87,323
Operating earnings (loss)	25,619	10,842	12,539	12,249	(4,051)	57,198

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Six months ended June 30

2020
Revenues	$678,875	$216,696	$197,539	$87,214	$510	$1,180,834
Adjusted EBITDA	55,534	2,682	17,503	35,784	2,914	114,417
Operating earnings	26,125	(16,718)	6,319	22,426	(5,091)	33,061

2019
Revenues	$780,211	$272,059	$237,416	$89,992	$962	$1,380,640
Adjusted EBITDA	62,388	16,534	25,108	29,480	(2,616)	130,894
Operating earnings	41,788	696	21,755	15,886	(9,529)	70,596

COMPANY CONTACTS:

Jay S. Hennick
Chairman & Chief Executive Officer

John B. Friedrichsen
Chief Operating Officer

Christian Mayer
Chief Financial Officer

(416) 960-9500